

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2012

Via Email
Ms. Liat Franco
Chief Executive Officer
Forex International Trading Corp
Moria 30 Avenue
Haifa, Israel 34572

> **Re: Forex International Trading Corp**
> **Form 8-K filed December 30, 2011**
> **File No. 000-54530**

Dear Ms. Franco:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.01 Changes in Registrant's Certifying Accountant

1.   Your disclosures regarding the report from the former auditor only address the fiscal year ending December 31, 2010. Further your disclosures regarding disagreements and reportable events only cover the year ended December 31, 2010 and through the date of dismissal. Please amend your filing and revised these disclosures to address audit reports, disagreements and reportable events for the <u>two</u> most recent fiscal years through the date of dismissal as required in Item 304(a)(1) of Regulation S-K.

2.   Please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities

Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3564 if you have questions.

Sincerely,

/s/ Melissa Kindelan

Melissa Kindelan
Staff Accountant

cc: Via email at smf@flemingpllc.com
        Stephen M. Fleming
        Law Offices of Stephen M. Fleming PLLC